SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 04th March 2004, for the month of February 2004

TELENOR ASA
(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No : X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

12.02.04 13:13 TEL ACQUISITION OF SONOFON COMPLETED
23.02.04 09:29 TEL SHARE OPTION PROGRAM
24.02.04 09:54 TEL SHARE OPTION PROGRAMME
26.02.04 09:49 TEL SOLD REMAINING NINE PERCENT OF COSMOTE
SIGNATURES

12.02.04 13:13 TEL ACQUISITION OF SONOFON COMPLETED

Telenor has completed the acquisition of 46.5 per cent of the shares in Sonofon from BellSouth. This acquisition has brought Telenor’s holding in Sonofon from 53.5 per cent to 100 per cent.

Telenor signed a final share purchase agreement to acquire Sonofon in December 2003, subject to approval by the Danish National IT and Telecom Agency and the European Union. The final regulatory clearance was received on 5 February 2004 and Telenor has today completed the acquisition. The purchase price for the shares is DKK 3,050 million. Telenor will consolidate Sonofon in its financial accounts from 12 February 2004.

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23.02.04 09:29 TEL SHARE OPTION PROGRAM

Telenor ASA has granted share options to 12 managers and key personnel to subscribe for up to 380,000 shares.

One third of the options are vested each of the three years subsequent to the date of grant and are exercisable if the stock price at the time of exercise is higher than the average closing price at Oslo Stock Exchange five trading days prior to the date of grant, adjusted with 5,38% per year. The latest possible exercise date is seven years subsequent to the date of grant. The exercise price corresponds to the average closing price at Oslo Stock Exchange five trading days prior to the date of grant. The options may only be exercised four times a year, during a ten-day period after the publication of the company`s quarterly results.

At the exercise of options Telenor maintains the right to redeem options by paying an amount in cash corresponding to the difference between exercise quotation price and closing price on the day the notification reached the company.

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24.02.04 09:54 TEL SHARE OPTION PROGRAMME

Telenor ASA has made a private placing of a total of 624,663 shares in connection with its share option programmes of 2002 and 2003 for managers and key personnel. The share issuance has increased the share capital with NOK 3,747,978. The number of outstanding shares subsequent to the share issue is 1,804,645,944.

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26.02.04 09:49 TEL SOLD REMAINING NINE PERCENT OF COSMOTE

Telenor announced today an agreement to sell the remaining nine percent shareholding (29.7 mill. shares) in the leading Greek mobile operator, Cosmote. The transaction will provide Telenor with total sales proceeds of approximately NOK 3.1 bn and will represent a financial gain before tax of approximately NOK 2.6 bn.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:
Name: Torstein Moland (sign.)
Title: CFO

Date: 5th February, 2004

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